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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            SMTEK International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock (par value $.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   832688 20 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Thomas M. Wheeler
       2120 Austin Avenue, Suite 100, Rochester Hills, Michigan 48309-3667
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 16, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP 832688 20 4



--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)..............

      Thomas M. Wheeler
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)...................................................................[ ]
      (b)...................................................................[X]

--------------------------------------------------------------------------------
3.    SEC Use Only............................................................

--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)....................................PF

--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)....................................................[ ]

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization.................................U.S.

--------------------------------------------------------------------------------
                    7.  Sole Voting Power.....................................0
Number of
Shares Bene-        ------------------------------------------------------------
ficially            8.  Shared Voting Power.............................881,812
Owned by Each
Reporting           ------------------------------------------------------------
Person With:        9.  Sole Dispositive Power..........................881,812

                    ------------------------------------------------------------
                    10. Shared Dispositive Power..............................0

--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting
      Person............................................................881,812

--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)....................................................[ ]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)....Approximately 32.65%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)............................IN

--------------------------------------------------------------------------------


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CUSIP 832688 20 4



ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 3 to Schedule 13D further amends and restates Amendment No. 2 to Schedule 13D, which was filed by Mr. Wheeler on February 15, 2002, relating to the Common Stock, par value $.01 per share ("Company Common Stock"), of SMTEK International, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 200 Science Drive, Moorpark, CA 93021.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Thomas M. Wheeler. Mr. Wheeler's address is 2120 Austin Avenue, Suite 100, Rochester Hills, Michigan 48309-3667. Mr. Wheeler's present principal occupation is private investor. During the past five years, Mr. Wheeler has not been convicted in any criminal proceeding. During the past five years, Mr. Wheeler has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wheeler is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Wheeler acquired a majority of the Company Common Stock covered by this Amendment for cash consideration in the amount of $4.5 million.

ITEM 4. PURPOSE OF TRANSACTION.

         On May 21, 1999, Mr. Wheeler purchased 11,250,000 shares of the Company's common stock, par value $.01 per share (the "Shares"), pursuant to a Stock Subscription Agreement, dated March 4, 1999, for the purpose of acquiring a significant equity position in the Company. Mr. Wheeler's purchase of the Shares was approved by the Company's common stockholders on May 20, 1999. Mr. Wheeler purchased the Shares for a cash purchase price of $4,500,000. As a result of that purchase, Mr. Wheeler's interest in the Company increased to approximately 38.6% of the total outstanding shares of Company Common Stock. The Shares were split in a 1-for-20 reverse stock split effective May 24, 1999, which resulted in Mr. Wheeler owning 881,812 shares of Common Stock. As a result of subsequent issuances by the Company, Mr. Wheeler currently holds approximately 32.65% of the total outstanding shares of Company Common Stock.

         Mr. Wheeler is the legal owner of the Shares. However, Mr. Wheeler has granted to third parties one or more options to purchase, an aggregate of 97,000 of the Shares ("collectively, the "Options"). As of the date of this Agreement, none of the Options have been exercised.

         The Options obligate Mr. Wheeler to deliver shares of Company Common Stock to the Option holders upon their exercise of the Options. As a result, each of the Option holders may


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CUSIP 832688 20 4


be a beneficial owner of that portion of Mr. Wheeler's Shares which are the subject of their applicable Option.

         A portion of the Shares are "restricted securities" as defined in the Securities Act of 1933. Unless registered for resale, the Shares must be held by Mr. Wheeler and may not be resold except in compliance with the resale requirements of Rule 144 under the Securities Act of 1933. Pursuant to the Stock Subscription Agreement, Mr. Wheeler has registration rights for the registration of the Shares in the next registration statement filed by the Company with the Securities and Exchange Commission that would permit the inclusion of the Shares.

            As a result of his ownership, and because the Company's certificate of incorporation permits stockholders to cumulate their votes for the election of directors, subject to the Stockholder's Agreement (defined below), Mr. Wheeler has a high degree of voting power. Such voting power may give Mr. Wheeler a great ability to influence the policies of management and to have majority representation on the Company's board of directors.

            In addition to obtaining effective or actual control of the Company through increasing his board representation, Mr. Wheeler may from time to time, subject to the Stockholder's Agreement, through open market purchases or privately negotiated transactions, determine to increase his aggregate ownership interest in the Company to an amount in excess of 50% of the outstanding shares, thus obtaining outright voting control of the Company. Alternatively, Mr. Wheeler may determine to sell some or all of his Shares in one or more registered or privately negotiated transactions from time to time, depending on general market and other economic conditions, and subject to the Stockholders Agreement. In addition, subject to the Stockholders Agreement, Mr. Wheeler may determine to increase his percentage ownership of the Company to a control interest and then sell that control interest to a third party. At the present time, Mr. Wheeler does not have any specific plans or proposals either to increase his interests in, or sell any of his shares of the Company.

         On November 16, 2004, CTS Corporation, an Indiana corporation ("CTS"), entered into a merger agreement (the "Merger Agreement") with the Company, providing for a merger of Cardinal Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of CTS into the Company (the "Merger"). In the merger, the Company will become a wholly owned subsidiary of CTS. The completion of the merger is subject to approval by the stockholders of the Company and the satisfaction of customary conditions.

         In connection with the Merger Agreement, Mr. Wheeler entered into a Stockholder's Agreement, filed herewith as Exhibit 99.1 (the "Stockholders' Agreement"), pursuant to which, among other things, he agreed to deliver an irrevocable proxy to CTS, which, among other things, would allow CTS to vote his entire equity interest in the Company: (1) in favor of the adoption of the Merger Agreement, the Merger, and all other transactions contemplated by the Merger Agreement or other actions required or desirable in furtherance thereof;
(2) to the extent a vote is solicited in connection with the approval of any action, agreement or proposal that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement or that would delay or hinder the consummation of the Merger or that would preclude fulfillment of a condition precedent to the closing of the transactions


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CUSIP 832688 20 4



contemplated by the Merger Agreement, against the approval of such action, agreement or proposal; and (3) against approval of any action, agreement or proposal made in opposition to or in competition with the Merger.

         For estate planning purposes, Mr. Wheeler has transferred the Shares to a revocable trust as to which he is the grantor and sole trustee. The revocable trust is styled "Trust u/a dtd April 9, 1996, as amended and restated on April 15, 1996."

         Except as disclosed in this Item 4 relating to the merger between the Company and Cardinal Acquisition, Mr. Wheeler has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Number of shares of Company Common Stock beneficially owned by Mr. Wheeler:

                    881,812

             Percentage of Company Common Stock beneficially owned by Mr.
             Wheeler: approximately 32.65%

         (b) Number of shares of Company Common Stock as to which Mr. Wheeler has the:

                    Sole power to vote or to direct the vote: 0
                    Shared power to vote or to direct the vote: 881,812
                    Sole power to dispose or to direct the disposition: 881,812 Shared power to dispose or to direct the disposition: 0

         (c) No transactions involving Company Common Stock were effected by Mr. Wheeler within he sixty days prior to the date of this Schedule 13D.

         (d) Of the shares reported in this Item 5 for Mr. Wheeler, 881,812 shares are held by a trust for the benefit of Mr. Wheeler, of which trust Mr. Wheeler is the grantor sole trustee.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 4 above, all of the shares beneficially owned by Mr. Wheeler are subject to the Stockholders' Agreement which grants voting rights with respect to certain matters to third parties.

         Also as described in Item 4 above, Mr. Wheeler has granted options to certain third parties to purchase up to 97,000 shares of the shared beneficially owned by Mr. Wheeler.


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CUSIP 832688 20 4



         As described in Item 5(d) above, some of the shares beneficially owned by Mr. Wheeler are held by a trust, of which Mr. Wheeler is the grantor and sole trustee.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1     Form of Stockholders' Agreement



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CUSIP 832688 20 4


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 18, 2004                       /s/ Thomas M. Wheeler
                                                -------------------------------
                                                Thomas M. Wheeler


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CUSIP 832688 20 4



                                  EXHIBIT INDEX


99.1 Stockholders' Agreement (incorporated by reference to Exhibit 99.1 to SMTEK International, Inc.'s Form 8-K filed on November 17, 2004).




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